Laboratory Corporation of America-Registered Trademark Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact: 336-436-4855  Shareholder Direct:  800-LAB-0401
              Pamela Sherry                                   www.labcorp.com

LABORATORY CORPORATION OF AMERICA-REGISTERED
TRADEMARK- SIGNS EXPANDED AGREEMENT WITH AETNA

Burlington, NC, February 26, 2002 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that it has signed an expanded agreement with Aetna Inc. to provide clinical laboratory testing and certain additional services to Aetna's Commercial HMO and Quality Point-of-Service members in New York and New Jersey. LabCorp will also continue to provide these services to members of Aetna's PPO and indemnity plans nationally.

"This agreement is significant for LabCorp because we are now a provider for all Aetna products in New York and New Jersey," said Stevan R.
Stark, executive vice president for sales and marketing at LabCorp. "Now, Aetna's participating physicians in these states may send all their clinical laboratory work to LabCorp, giving those physicians who prefer using a single laboratory greater choice in selecting a full service laboratory provider. This type of agreement is an important part of LabCorp's ongoing strategy to continually expand its relationships with large managed care providers."

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 19,000 employees, the Company offers more than 4,000 clinical tests ranging from routine analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular
Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based ViroMed offers molecular microbial testing using real-time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings, and will be available in the Form 10-K for the year ended December 31, 2001, when filed.


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